Exhibit 99.1

Navigator Holdings Ltd. Announces Changes to Board of Directors

April 14, 2022 – Navigator Holdings Ltd. (the “Company”) (NYSE: NVGS), the owner and operator of the world’s largest fleet of handysize liquefied gas carriers, today announces the following changes to its board of directors (the “Board”), effective immediately:

•

Alexander Oetker, the Company’s longest serving independent director, who joined the Board in September 2006, serving on and contributing significantly to the Company’s Audit, Remuneration and Nomination Committees, resigns as a director of the Board today after 15 years’ of dedicated service;

•	Andreas Beroutsos, who joined the Company’s Board in December 2020, as a designee of BW Group Limited and who served on the Company’s Nomination Committee, is also stepping down.

The size of the Board, therefore, has reduced from nine members to seven members.

Dag von Appen, Non-Executive Chairman of the Board, commented:

“On behalf of the Board, I would like to extend our huge appreciation and gratitude to Alexander for his many years of service to the Company. It has been a privilege to have worked with him during my short time as Chairman.

“Alexander has been a member of the Company’s Board for the past 15 years and has guided the Company’s growth from five vessels at the time of his appointment in 2006, to 53 vessels today, along with the 50% share of the ethylene export marine terminal joint venture in Houston. The Board is immensely grateful to Alexander for his significant input during this time and for the benefit the Company has received from his insight.

“We have also been very fortunate to have had Andreas Beroutsos as a member of the Company’s Board through a key transition period for the Company. I would like to extend the Board’s sincere gratitude to Andreas for his service and considerable contributions to the Company during his time as director.”

About Us

Navigator Holdings Ltd. is the owner and operator of the world’s largest fleet of handysize liquefied gas carriers and a global leader in the seaborne transportation services of petrochemical gases, such as ethylene and ethane, liquefied petroleum gas (“LPG”) and ammonia and owns a 50% share, through a joint venture, in an ethylene export marine terminal at Morgan’s Point, Texas on the Houston Ship Channel, USA. Navigator’s fleet consists of 53 semi- or fully-refrigerated liquefied gas carriers, 21 of which are ethylene and ethane capable. The Company plays a vital role in the liquefied gas supply chain for energy companies, industrial consumers and commodity traders, with its sophisticated vessels providing an efficient and reliable ‘floating pipeline’ between the parties, connecting the world today, creating a sustainable tomorrow.

Navigator’s common stock trades on the New York Stock Exchange under the symbol “NVGS”.

Navigator Gas

Attention:     Investor Relations investorrelations@navigatorgas.com and randy.giveans@navigatorgas.com

London:        10 Bressenden Place, London, SW1E 5DH.

Tel:               +1 713 373 6197 and +44 (0)20 7340 4850

Investor Relations / Media Advisors

Nicolas Bornozis / Paul Lampoutis

Capital Link—New York

Tel: +1-212-661-7566

Email: navigatorgas@capitallink.com